Mail Stop 6010

September 15, 2005

Via Facsimile and U.S. Mail

Mr. Christopher J. Eperjesy
Chief Financial Officer
Twin Disc Incorporated
1328 Racine Street
Racine, Wisconsin 53403

 Re: Twin Disc Incorporated
   Form 10-K for the fiscal year ended June 30, 2004
   Forms 10-Q for the fiscal quarters ended September 30,
2004, December 31, 2004, and March 31, 2005
      SEC File No. 1-07635

Dear Mr. Eperjesy:

We have completed our review of your Form 10-K and related filings
and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant